UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

EXCERPTS FROM THE MINUTES OF THE 242ND MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 30, 2014

1.            DATE, TIME AND PLACE:On April 30, 2014, at 9:00 a.m., at the head office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, in the city and state of São Paulo.

2.            CALL NOTICE:The meeting was called pursuant to Paragraph 2, Article 17 of the Company’s Bylaws.

3.            ATTENDANCE:All the members of the Board of Directors (“Board”). The meeting was also attended by the executive officers and during a part of it, by Mr. André Dorf, CEO of CPFL Renováveis.

4.            PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Gisélia Silva.

5.            MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived since all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the head office of the Company, and the publication of these minutes as an extract without the signatures of the directors.

First, the directors and Fiscal Council members elected at the Annual Shareholders' Meeting held on April 29 were invested in their respective positions after signing the Instrument of Investiture, pursuant to article 149 of federal law 6,404/76 (“Brazilian Corporation Law”) and article 14 of the Bylaws.

Next, the Chairman of the Board welcomed the directors who participated in the integration meeting with the Board of Executive Officers, during which they made presentations and debated on the strategic plan and budget for the period 2014-2018, and the scenario in the power sector, especially the hydrological scenario and outlook for Brazil’s National Interconnected System (SIN), as well as the impacts of GSF (hydro shortfall).

After discussing and examining the items on the Agenda, the directors addressed the following matters and resolved to:

(i)           Elect, pursuant to Paragraph 4, Article 15 of the Bylaws, Murilo Cesar L. S. Passos and Renê Sanda for the positions of CHAIRMAN and VICE-CHAIRMAN of the Board, respectively;

(ii)         Appoint the following members to the Board of Directors’ Advisory Committees: MANAGEMENT PROCESSES COMMITTEE: Francisco Caprino Neto, João Ernesto de Lima Mesquita and Augusto E. Tavares de Tavares; HUMAN RESOURCES MANAGEMENT COMMITTEE: Renê Sanda, Francisco Caprino Neto and Carlos Alberto Cardoso Moreira; and RELATED PARTIES COMMITTEE: Paola Rocha Ferreira, Francisco Caprino Neto and Fernando Santos Nascimento, all for a term of office of one (1) year until the first Board meeting to be held after the Annual Shareholders' Meeting for fiscal year 2015, pursuant to the Internal Regulations of the Committees;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

(iii)           Approve the Worksheets of the Human Resources Management Committee, the Management Processes Committee and the Related Parties Committee for the period from May 2014 to April 2015.

(iv)         Take cognizance of the activities of the Board Advisory Committees and Commissions in April;

(v)            Approve the minutes of the 238th, 239th, 240th and 241st meetings of the Board held on March 26 and 31, and on April 15 and 23, 2014;

(vi)         Take cognizance of the managerial highlights and material facts in April, reported by the Chief Executive Officer;

(vii)       Approve, pursuant to item “a”, Article 17 of the Bylaws and the Annex to Resolution no. 2014039-E of the Board of Executive Officers, the Anticorruption Policy applicable to CPFL Energia and its subsidiaries that are signatories to the Code of Ethics, which will come into effect on this date and may only be amended by a decision of the Board;

(viii)      Approve, as the intervening consenting party and pursuant to item “q”, Article 17 of the Bylaws, the execution of the seventh (7th) Addendum to the Shareholders' Agreement (“Agreement”) of CPFL Energias Renováveis S.A. (“CPFL Renováveis”), and recommend to the directors appointed by the Company to the Board of Directors of CPFL Geração de Energia S.A. (“CPFL Geração”) to vote for the execution of said Agreement, in accordance with Resolution no. 2014031-E of the Board of Executive Officers;

(ix)         Recommend to the directors appointed by the Company to the Management bodies of the subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Luz e Força de Mococa (“CPFL Mococa”), Rio Grande Energia S.A. (“RGE”), CPFL Geração; CPFL Jaguari de Geração de Energia Ltda. (“CPFL Jaguari de Geração" and, jointly with other subsidiaries “Clients”) to vote for the execution of the Agreement for the Provision of Accounts Payable, Accounts Receivable, Collection, Tax Processing and Accounting Services with the subsidiary Nect Serviços Administrativos Ltda. (“Nect” or “Contractor”), pursuant to Article 14 of Normative Resolution no. 334/2008 of the National Electric Energy Agency ("ANEEL"), and as per the prior consent thereof, pursuant to ANEEL Order no. 6652014, as per the proposal of the Board of Executive Officers, and the individual amounts of the agreements to be signed by the Clients, as described in Resolution no. 2014029-E of the Board of Executive Officers;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

(x)          Recommend to the directors appointed by the Company to the Board of Directors of CPFL Geração to vote for authorizing the Board of Executive Officers of CPFL Geração to take all measures and carry out all acts necessary to comply with the requirements of ANEEL Transmission Auction Notice no. 001/2014 related to the registration, deposit of guarantees, engagement of a Brokerage Firm to represent it at BM&FBOVESPA, and for signing the Memorandum of Understanding and Agreement for Amicable Expropriation, if required during the process of obtaining price quotations from suppliers, whose validity and effectiveness will depend on its success in the Auction and decision from the government, as described in Resolution no. 2014037-E of the Board of Executive Officers. To also place on record that the matter was earlier submitted to the Strategy Commission, which voted for its submission to the Board for approval;

(xi)         Recommend to the directors appointed by the Company to the management bodies of its subsidiaries to elect the following:

(xi.i)            Karin Regina Luchesi to the position of Chief Executive Officerof CPFL Geração, CPFL Jaguari de Geração and Paulista Lajeado Energia S.A. (“Paulista Lajeado”) and as effective member or alternate member of the Board of Directors of Companhia Energética Rio das Antas (“Ceran”), Chapecoense Geração S.A. (“Chapecoense”), Foz do Chapecó Energia S.A. (“Foz do Chapecó”), Campos Novos Energia S.A. (“Enercan”), Baesa - Energética Barra Grande S.A. (“Baesa”), CPFL Renováveis and Centrais Elétricas da Paraíba - Epasa (“Epasa”), to replace Alcides Casado de Oliveira Júnior, who submitted his resignation to the Company on April 15, for the remaining terms of office;

(xi.ii)           Hélio Viana Pereira to the position of Chief Executive Officer of Epasa in the place of Alcides Casado de Oliveira Júnior for the remaining term of office;

The directors and executive officers placed on record Mr. Oliveira Júnior’s services, thanking him for his dedication and professionalism, and wishing him success.

(xi.iii)          Eduardo dos Santos Soares as effective member of the Board of Directors of Epasa in the place of Fábio Rogério Zanfelice, who resigned in April 2014, for the remaining term of office;

(xi.iv)          José Dantas Júnior to the position of Chief Financial Officer of Epasa in the place of Carlos Wilson Silva Ribeiro, who resigned in April 2014, for the remaining term of office;

(xi.v)           Gilberto Costa de Souza and Felipe Martins Alves Pereira, as member and alternatemember, respectively, ofthe Fiscal Council of Epasa; Roberto Castro, member and, Priscila Vivian Leite Horie as alternate member, for a term of office of one (1) year;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

(xi.vi)          Fábio Rogério Zanfelice, to the position of member of the Board of Directors of Ceran, in the place of Hélio Viana Pereira, who resigned in April 2014, for the remaining term of office;

(xii)       Re-ratify the resolution in item (xiv.xi) of the 238th Meeting of the Board of Directors of the Company held on March 26, 2014, regarding the acquisition of energy by CPFL Geração and by CPFL Renováveis, to amend, respectively: (a) the price and cost of energy acquired by CPFL Geração and (b) the quantity, price and cost of energy acquired by CPFL Renováveis, due to the impact of the hydrological scenario, which made it impossible to purchase energy at the originally approved values, as per Resolution no. 2014034-E of the Board of Executive Officers; and

(xiii)      Ratify, as the direct controlling shareholder of CPFL Comercialização Brasil S.A. (“CPFL Brasil”), pursuant to item “p” of Article 17 of the Bylaws and Resolution no. 2014033-E of the Board of Executive Officers: (a) the acquisition of two hundred three thousand, and ninety megawatts-hour (203,090.00 MWh) of electricity from conventional sources, from BTG Pactual Comercializadora de Energia Ltda. (b) the constitution of guarantee by CPFL Energia, in the form of a corporate suretyship letter.

6.            CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors present and by the Secretary. Murilo Cesar L. S. Passos – Chairman, Renê Sanda, Claudio B. Guedes Palaia, Marcelo Pires de Oliveira, Deli Soares Pereira, Carlos Alberto Cardoso Moreira, Maria Helena S. F. de Santana and Gisélia Silva – Secretary.

I certify that this is an extract from the original minutes recorded in the minutes book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 29, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.